Exhibit 99.1

July 27, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report Regarding the Announcement by the Company’s Consolidated Subsidiaries, U. Dori Construction Ltd. and U. Dori Group Ltd., of an Expected Loss and the Intention to Inject Capital into U. Dori Group Ltd. and to Convert Shareholder Loans Granted to U. Dori Construction Ltd. into Equity

The Company would like to report that:

(a) On July 27, 2014, the Company’s Israeli subsidiary, U. Dori Group Ltd. (“Dori Group”) published an announcement following the announcement of its own subsidiary, Dori Construction Ltd. (“Dori Construction”)1, regarding a material deviation in the latter’s estimated costs and expected revenues from projects it performed, as a result of which Dori Group now expects a decrease in its shareholders equity in its second quarter of 2014 financial statements by an amount of between NIS 150 million to NIS 210 million (approximately U.S.$ 43.9 million to U.S.$ 61.4 million), and a decrease in total equity by an amount of between NIS 250 million to NIS 350 million (approximately U.S.$ 73.1 million to U.S.$ 102.3 million).

Dori Group also announced that it was still examining the implications of the above on the possible need for the restatement of its financial reports as well as the potential impact on its debt covenants with lenders.

The impact of Dori Group’s report on the second quarter 2014 financial statements of the Company will be a decrease in net income attributable to equity holders of the Company by an estimated amount of between NIS 91 million to NIS 127 million (approximately U.S.$ 26.6 million to U.S.$ 37.1 million), a decrease in shareholders’ equity of the Company by an estimated amount of between NIS 118 million to NIS 201 million (approximately U.S.$ 34.5 million to U.S.$ 58.8 million), and a decrease in total equity (including non-controlling interests ) of the Company by an estimated amount of between NIS 250 million to NIS 350 million (approximately U.S.$ 73.1 million to U.S.$ 102.3 million).

Please note that the above may vary, partly as a result of the completion of testing and validation procedures of Dori Group and Dori Construction. It should also be noted that the aforementioned has yet to be fully reviewed by the auditors of both Dori Group and Dori Construction.

The Company will explore the implications of the above, including the possible need for the restatement of its own financial reports.

[1]	59.70% of the share capital and voting rights (56.32% on a fully diluted basis) of Dori Construction are held by Dori Group, of which 73.88% of the latter’s share capital and voting rights are in turn held by Gazit-Globe Israel (Development) Ltd. (“Gazit Development”). Gazit Development is a private company of which 82.5% of its share capital and voting rights are held by the Company (75% on a fully-diluted basis).

(b) On July 26, 2014, the Company’s Board of Directors decided to grant Gazit Development a loan, amounting to NIS 200 million (approximately U.S.$ 58.5 million), which will be utilized by Gazit Development to strengthen the capital structure of Dori Group as follows:

(1) a capital injection in the amount of about NIS 130 million (approximately U.S.$ 38 million) will be provided by way of a private placement by Dori Group to Gazit Development, based on the closing price of the shares of Dori Group on the Tel-Aviv Stock Exchange on Thursday, July 24, 2014, which was NIS 1.313 per share, reflecting an issuance of approximately 100.5 million shares of Dori Group. As a result, after the issuance, Gazit Development’s holdings in Dori Group will be about 85% of its outstanding share capital (as of the date hereof, Gazit Development currently holds about 73.88% of Dori Group’s outstanding share capital).

(2) the provision of loans by Gazit Development, in the aggregate amount of NIS 70 million (approximately U.S.$ 20.5 million), from time to time as needed, at its discretion, under the terms agreed upon between Dori Group and Gazit Development.

(c) In addition, Gazit Development intends to convert NIS 125 million (approximately U.S.$ 36.5 million) in shareholder loans it provided to Dori Construction into ordinary shares of Dori Construction (out of an aggregate total amount of NIS 250 million (approximately U.S.$ 73.1 million) in shareholder loans that have been provided by Gazit Development), based on the closing price of the shares of Dori Construction on the Tel-Aviv Stock Exchange on Thursday, July 24, 2014, which was NIS 2.50 per share. As a result, post-conversion, Gazit Development will directly hold about 59% of the outstanding share capital of Dori Construction (in addition to its holdings via Dori Group, which after conversion will be about 24.5%).

The capital injection to Dori Group and conversion of loans provided to Dori Construction will be carried out subject to the receipt of all approvals required by law, including, but not limited to, shareholder’s approval of Dori Group and Dori Construction, respectively, as required under the Israeli Companies Law—1999.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.